May 31, 2007	direct phone: 515-242-2459 direct fax: 515-323-8559 email: bandstra@brownwinick.com

Pamela A. Long
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prairie Creek Ethanol, LLC
Registration Statement on Form SB-2
Filed March 26, 2007
File No. 333-141585

Dear Ms. Long:

We are in receipt of your letter dated May 1, 2007 providing comments on our registration statement on Form SB-2 as filed on March 26, 2007. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses.

General

1. Please be advised that the guidelines provided by Securities Act Release No. 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests and Securities Act Industry Guide 5 are relevant to public offerings of limited partnership interests and similar securities, such as those you are offering. In addition to the more specific comments set forth in this letter, please review and revise your filing as applicable to comply with this release and guide. For example, please see Part II.A.3.a of the release for example of risks you should consider highlighting on the cover page of the prospectus, as well as Item 1.D of Industry Guide 5 for the manner in which suck risks should be disclosed. We may have further comments in this regard.

RESPONSE: We have revised the risks disclosed on the cover page to comply with the release and guide. We have attempted to comply with the release and guide as suggested in these comments; however, we note that the release and guide conflict regarding certain matters. For example, Item 2 of Industry Guide 5 requires suitability standards to be described immediately following the cover page, while Part II.A.3.a. of the release requires the table of contents to follow the cover page of the prospectus.

May 31, 2007

Cover Page

2. Please provide tabular disclosure of the calculation of offering proceeds in the format illustrated in Item 1.C of Industry Guide 5.

RESPONSE: The prospectus has been revised as suggested.

3. Your offering appears to fall within the scope of Exchange Act Rule 10b-9(a)(2). Please specify a date by which the total amount due to you for the minimum offering will be received, or consideration will be refunded to investors. Please include this information on your prospectus cover page and elsewhere in the prospectus as appropriate.

RESPONSE: We have revised the prospectus as suggested.

4. Please disclose that you will promptly return the offering proceeds to investors if you have not sold the minimum amount by the termination date of the offering. We note that you already have this disclosure in the event that you abandon the project prior to this date.

RESPONSE: We have revised the prospectus as suggested.

5. Please include among the bulleted risk factors the risk that income allocations assigned to an investor’s units may result in taxable income in excess of cash distributions.

RESPONSE: The prospectus has been revised as suggested.

Prospectus Summary, page 1

6. Provide disclosure of the minimum and maximum net proceeds of the offering.

RESPONSE: The prospectus has been revised as suggested.

7. Please disclose, opposite your subheading entitled “Subscription Procedures” and elsewhere in the prospectus where similar disclosure appears, how you will determine when to call to promissory notes.

RESPONSE: The prospectus has been revised as suggested.

8. Disclosure under “The Project” on page 2 states that “Ethanol plants grind up the entire corn kernel . . . .” Please revise this sentence to remove the impression that corn is the only feedstock utilized in the production of ethanol. If your proposed plant will produce ethanol exclusively from corn, so state.

RESPONSE: The prospectus has been revised as suggested.

9. We note your statement that the proposed plant’s annual production capacity will include “296,000 tons of carbon dioxide.” We are unclear why this information is relevant to investors in your offering, particularly considering its placement along with statements regarding ethanol and dried distillers grains, from which you expect to derive revenue. Please revise your disclosure to clarify the significance of this information or relocate it from the summary of your registration statement.

May 31, 2007

RESPONSE: We have revised the prospectus as suggested by removing the reference to carbon dioxide production.

10. We note your statement that you “can offer no assurances that our plant will produce in excess of 100 million gallons of ethanol per year.” It is not clear to us why you make this statement in light of your proposed plant’s annual 100 million gallon capacity. If your intention was to state that you cannot offer assurances that the plant will operate at this estimated capacity, revise this sentence to clarify your intent. Otherwise delete this sentence.

RESPONSE: We have revised the prospectus as suggested.

11. Please update your anticipated construction schedule as appropriate.

RESPONSE: We have updated our anticipated construction schedule.

12. The tabular disclosure labeled “Use of Proceeds” on page 4 relates to estimated start up costs rather than the manner in which offering proceeds will be utilized, as required to be included by Item 3.B of Industry Guide 5. Please revise to provide this disclosure for both the minimum and maximum potential offering proceeds.

RESPONSE: We have revised the narrative disclosure immediately preceding the tabular disclosure to make clear that the use of proceeds table applies to both the minimum and maximum offering amounts, because whether we raise the minimum offering amount, maximum offering amount, or some amount in between, we plan to combine the net proceeds raised in our offering with debt financing and our seed capital proceeds to total approximately $196,250,000. We have also disclosed that if we begin construction of the ethanol plant prior to closing our debt financing, if we raise the minimum offering amount we anticipate using the net proceeds for land costs, plant construction and related bond and insurance costs, while if we raise the maximum offering amount we anticipate using the net proceeds for land costs, plant construction, related bond and insurance costs and our construction, CCI and surplus contingencies.

13. Relocate your disclosure regarding investor suitability standards, presently on page 5, so that this disclosure appears immediately following the cover page of your prospectus. Refer to Items 2-3 of Industry Guide 5. In your revised disclosure, state the “other specific suitability requirements” mentioned in the last paragraph of your current suitability discussion.

RESPONSE: We have included a summary of our disclosure regarding investor suitability standards as suggested. We have removed references to “other specific suitability requirements” mentioned in our suitability disclosure.

May 31, 2007

14. We note your statement under “Subscription Period and Procedures” that if you “may also end the offering any time after we sell the minimum number of units and prior” to the termination date and that if you “abandon the project for any reason prior to [twelve months from the effective date of this registration statement], we will terminate the offering . . . .” These sentences, taken together, make it unclear what the effect is of ending the offering after you have sold the minimum number of units and before twelve months have expired since the expiration date. If an offering ending in this manner constitutes a termination in which offering proceeds will be returned to investors, with interest, revise to clarify this effect.

RESPONSE: We have revised the statement under “Subscription Period and Procedures” as suggested to make clear that an offering ending in that manner does not constitute a termination in which offering proceeds will be returned to investors.

15. We note that the subscription agreements asks whether investors are agricultural producers. Please explain why this information is significant to you. For example, if this is a factor that would influence your decision to accept or reject a subscription, please discuss this.

RESPONSE: We have removed the question regarding agricultural producer status from the subscription agreement.

16. Please delete the requirement that prospective investors “must read” the subscription agreement, as this requirement may imply that investors are not entitled to the protection of the federal securities laws. Similarly delete any such requirement appearing in the subscription agreement.

RESPONSE: We have revised the prospectus and subscription agreement as suggested.

17. Please summarize the material terms of the promissory note and security agreement. This information should also accompany your discussion of subscription procedures in the body of the prospectus.

RESPONSE: The prospectus has been revised as suggested.

18. Please remove your discussion of “Escrow Procedures” appearing on page 6, as a similar, more detailed, discussion of your escrow procedures appears on page 1.

RESPONSE: The prospectus has been revised as suggested.

Risk Factors, page 6

19. We note that your risk factors disclosure covers 16 pages of your prospectus. We also note repetitive disclosures that appear under multiple risk factor headings (for example, disclosure regarding susceptibility to price changes for corn, natural gas, ethanol, and distiller’s grains) as well as numerous risk factors relating to your inability to provide assurance regarding various matters such as cash distributions (p. 8), liquidation (p. 8), profitability (p. 12), defects in plant construction (p. 13), and environmental liabilities (p. 14), rather than disclosure addressing material underlying risks. Please revise your risk factors to eliminate redundant disclosures and to succinctly address the most material risks facing investors in your membership units. Refer to Item 7 of Industry Guide 5, including the brevity requirement of paragraph A.

May 31, 2007

RESPONSE: We have revised our risk factors disclosure as suggested.

Risks Related to the Offering, page 6
Proceeds of this offering are subject to promissory notes . . . ., page 6

20. In the second paragraph of this risk factor, please state a date by which you will have received the total amount due under the promissory notes necessary to achieve the minimum offering amount.

RESPONSE: The prospectus has been revised as suggested.

21. Please revise to disclose when you are eligible to break escrow. Specifically, can you break escrow once you have received subscriptions in excess of the minimum offering amount, but prior to the time you have received cash proceeds for the units in excess of the minimum offering amount? We note that the escrow agreement suggests that you are required to have at least $59 million in cash before you break escrow. Please clarify this point in your section entitled “Escrow Procedures” on pages 1 and 69, and elsewhere in your prospectus where similar disclosure appears.

RESPONSE: We have revised the prospectus as suggested.

22. Please also clarify how you will determine the amount that you need a debt financing commitment for in order to break escrow. We note that the range you provide assumes maximum and minimum subscriptions to your offering. However, please explain whether the actual amount of debt financing comment you will require to break escrow will in fact, when added to the proceeds raised to that point in the offering, be an amount sufficient to provide you with the total project cost of $196,250,000.

RESPONSE: We have revised the prospectus as suggested.

23. Your statement that “if [you] sell the minimum number of units by [twelve months from the effective date of the registration statement], [you] will be able to break escrow without closing the offering” suggests that the offering may remain open more than twelve months after effectiveness. Please revise to remove this implication. The termination date of the offering should be clearly disclosed.

RESPONSE: We have revised the prospectus as suggested.

May 31, 2007

24. We note your statement that you may wait to call the balance on the promissory notes “for a variety of reasons related to construction and development of the project.” Please revise your disclosure to specify why you may wait to call the promissory notes once you have received subscriptions to purchase the amount of units needed to break escrow. Please also explain how this relates to your stated timeline for beginning construction and ethanol production upon completion of construction.

RESPONSE: We have revised our disclosure to state that the primary reason why we may wait to call the balance on the promissory notes is due to the availability of debt financing.

25. We note that you intend to retain a security interest in the units of members who sign promissory notes until they remit payment once you have called the notes. Please revise to clarify the nature of the security interest you intend to retain in the membership units and briefly disclose the rights of members with respect to the units prior to the time the notes are called.

RESPONSE: We have revised the prospectus as suggested.

After the plant is substantially operational . . ., page 9

26. Please briefly expand your disclosure under this heading to state why Gold-Eagle Cooperative, North Central Cooperative, and Corn LP are each entitled to appoint a director.

RESPONSE: We have revised the prospectus as suggested.

Risks Related to Our Financing Plan, page 9

Even if we raise the minimum amount of equity in this offering . . ., page 9

27. Please revise your disclosure here and elsewhere as necessary to clarify when you would return investments from escrow if debt financing is not available on acceptable terms. Are you referring to your inability to obtain a commitment letter by a particular date? If so, please clarify this and the date by which you must receive the commitment. If you are referring to the possibility that you might return investors’ funds if, notwithstanding receipt of a commitment letter you are unable to negotiate appropriate terms by a given date, please make this clear.

RESPONSE: The disclosure has been revised to make clear that if we are unable to obtain a debt financing commitment within twelve months of effectiveness, we must return investments from escrow.

28. Please expand your disclosure under this heading or one of the two immediately following risk factors to disclose what will happen if you break escrow but are unable to complete a debt financing agreement. Please state whether investors would be entitled to refunds, with interest, or whether they would only be entitled to proceeds distributed ratably in the event of the company’s liquidation. Similarly revise your disclosure under Escrow Procedures on page 69.

May 31, 2007

RESPONSE: We have revised the prospectus to make clear that if the company decides to begin construction of the plant prior to closing its debt financing, investors would only be entitled to proceeds distributed ratably in the event of the company's liquidation. Our disclosure under Escrow Procedures on page 69 makes clear that in addition to constructing the plant using equity funds while seeking another debt financing source, we may also decide to hold the equity funds raised indefinitely in an interest-bearing account while we seek another debt financing source, or promptly return the equity funds, if any, to investors with accrued interest, after deducting the currently indeterminate expenses of operating our business or partially constructing the plant.

Our lack of business diversification . . ., page 12

29. We note reference in the first sentence under this heading to “any other co-product we are able to market.” Please disclose whether you anticipate having co-products in addition to distillers grains that you intend to attempt to market.

RESPONSE: We have revised the prospectus as suggested.

Management’s Discussion and Analysis and Plan of Operation, page 27
Plan of Operations Until Start-Up of Ethanol Plant, page 27
Trends and uncertainties impacting the corn and natural gas markets and our future costs of goods, page 31

30. We note your statement on page 45 that ethanol contains a five percent denaturant that is usually gasoline. If material, please provide disclosure regarding susceptibility to changes in the price of gasoline, including the cost of the gasoline component relative to the production of 200 proof alcohol. To the extent reasonably knowable, please also revise to disclose if the similarity of corresponding price changes for ethanol and unleaded gasoline is attributable to the use of gasoline as a denaturant in the production of ethanol.

RESPONSE: Because the cost of denaturant will be a small percentage of our total cost of production, the price of denaturant, including gasoline, is not material.

Estimated Use of Proceeds, page 33

31. Please revise your tabular disclosure this section to state how the net proceeds of the offering, for both the minimum and maximum number of units to be sold, will be used, as required by Item 504 of Regulation S-B.

RESPONSE: We have revised our disclosure immediately preceding the tabular disclosure to make clear that equity proceeds from this offering will be combined with debt financing and the total proceeds used as indicated in the tabular disclosure. However, since it is possible that we will begin using equity proceeds prior to obtaining debt financing, we have also revised our disclosure to indicate the priority of the use of the net proceeds of this offering for both the minimum and maximum units to be sold.

May 31, 2007

Certain Relationships and Related Transactions, page 64

32. We note your description of Gold-Eagle, North Central, and Corn, L.P., as “founders.” It also appears that you will be substantially dependent upon Fagan with respect to your formation, capital formation, operations and, through an affiliate, distribution. We accordingly believe that Fagan, in addition to the parties identified as “founders,” is a promoter within the meaning of Rule 405 of Regulation C. Please therefore revise your disclosure under this heading to provide the information required to be disclosed pursuant to Item 404(c) of Regulation S-B.

RESPONSE: The definition of promoter as set forth in Rule 405 of Regulation C is as follows:

(1) The term promoter includes:

(i) any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

(ii) any person who, in connection with the founding and organization of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

(2) All persons coming within the definition of promoter in paragraph (1) of this definition may be referred to as founders or organizers or by another term provided that such term is reasonably descriptive of those persons’ activities with respect to the issuer.

In our disclosure pursuant to Item 404(c) of Regulation S-B, we described Gold-Eagle, North Central and Corn, LP as founders because these three companies collaborated to evaluate the possibility of forming and organizing Prairie Creek Ethanol, LLC by identifying potential ethanol plant sites, performing market research including evaluation of local corn supply, the availability of transportation alternatives and consideration of various project capitalization strategies. Once the founders completed their project research and determined to pursue development of the ethanol project, they took the initiative to form and organize Prairie Creek Ethanol, LLC. Once Prairie Creek was organized and formed, the founders raised additional seed capital and began discussions with Fagen, Inc., concerning a potential design-build agreement for the ethanol plant. Therefore, it is not accurate to disclose Fagen as a promoter within the definition contained in Rule 405 because Fagen did not directly or indirectly take the initiative in founding or organizing Prairie Creek, rather, Gold-Eagle, North Central and Corn, LP were the parties responsible for Prairie Creek’s formation and organization. In addition, Fagen did not receive any securities or proceeds from the sale of securities as consideration for any activities in furtherance of Prairie Creek’s formation or organization.

May 31, 2007

33. In addition, under an appropriately descriptive subheading in the prospectus, please discuss the prior performance and success of your promoters and their affiliates in conducting similar offerings and projects. Prior performance information should be provided in a narrative and tabular format, and should accurately reflect the promoters’ ability to carry out this offering and manage this project. Please see Section II.A.3(f) and II.B.3(b) of Securities Act Release No. 33-6900 and references therein to Industry Guide 5. You should also include a brief summary of this information in the prospectus summary. If the promoters have not been successful in conducting any similar offerings and managing other projects, please include appropriate risk factor disclosure as well.

RESPONSE: As discussed in our response to Comment #32, we have disclosed Gold-Eagle, North Central and Corn, LP as our founders and promoters based upon their formation and organizational activities on behalf of Prairie Creek Ethanol, LLC. Section II.A.3(f) of the SEC Release applies to “sponsors.” Although the term “sponsor” is not defined in the release, the footnote to Section II.A.3(f) references Item 8 to Industry Guide 5, which defines “sponsors” as “the General Partner and its affiliates.” Although none of Gold-Eagle Cooperative, North Central Cooperative or Corn, LP is properly termed a General Partner since Prairie Creek Ethanol, LLC is a limited liability company rather than a limited partnership, we have revised our disclosure to provide information to investors concerning the prior performance of our founders. Only two of our founders, Gold Eagle and Corn, LP, have previously raised capital for a similar project. Although these two founders have raised capital for only one other similar project, we believe our revised disclosure containing information concerning the founders’ prior experience with that project, will be helpful in reflecting our founders’ ability to carry out this offering and manage this project.

Summary of Promotional and Sales Materials, page 70

34. Please revise your disclosure under this heading to address the matters addressed in Item 19 of Industry Guide 5.

RESPONSE: We have revised the prospectus as suggested.

Federal Income Tax Consequences of Owning Our Units, page 76

35. Please revise to clearly indicate that each tax consequence discussed under this heading constitutes the opinion of Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, P.L.C.

RESPONSE: We have revised the prospectus as suggested.

May 31, 2007

Additional Information, page 84

36. Please note that the address of the SEC’s Public Reference Room is now 100 F Street, NE, Washington, DC 20549.

RESPONSE: We have revised the prospectus as suggested.

Part II
Recent Sales of Unregistered Securities, page II-2

37. Provide the date of each unregistered sale of your membership units. See Regulation S-B, Item 701(a).

RESPONSE: We have revised the prospectus as suggested.

Signatures

38. In your amendment, please include the signature of your controller or principal accounting officer. Refer to Instruction 1 to the Signature Requirement to Form SB-2.

RESPONSE: We have included the signature of our controller or principal accounting officer in our amendment.

Exhibits

39. Please revise the exhibit table and corresponding disclosure in the prospectus to indicate the names of the individuals providing the legal and tax opinions or, alternatively, please submit revised opinions with the conforming signature of the law firm providing such opinions.

RESPONSE: We will file executed opinions before the registration’s effectiveness.

Exhibit 5.1, Opinion of Brown, Winick . . . .

40. Please submit a revised opinion of counsel that does not contain an assumption that no person or party has taken any action inconsistent with the terms of your organizational documents or registration statement or that is prohibited by law. Please note that counsel may not make assumptions with regard to legal matters underlying its opinion.

RESPONSE: We have revised the opinion of counsel as suggested.

May 31, 2007

Additional Changes/Updates by the Registrant

The Registrant would like to direct the Commission's attention to additional updates and changes to Pre-Effective Amendment No. 1 to its registration statement on Form SB-2 as follows:

The Registrant has changed references to its operating agreement to the Second Amended and Restated Operating Agreement.

The Registrant has added a risk factor dealing with its officers’ and directors’ lack of experience in managing a public company.

The Registrant has updated industry information.

Other Non-Substantive Revisions

In addition to the above-described changes and updates, the Registrant has made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of its registration statement.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Very truly yours,

/s/ Valerie D. Bandstra
Valerie D. Bandstra

VDB:ged